                                                            Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                                Three Months Ended March 31,
                                                  2003            2002
Earnings (loss):
 Loss before income taxes and cumulative
  effect of accounting change                  $(1,032)        $  (814)

Add: Total fixed charges (per below)               385             388

Less: Interest capitalized                          18              20
Total earnings (loss) before income taxes
 and cumulative effect of accounting change    $  (665)        $  (446)


Fixed charges:
 Interest                                      $   150         $   127

 Portion of rental expense representative
  of the interest factor                           233             260

 Amortization of debt expense                        2               1
    Total fixed charges                        $   385         $   388

 Coverage deficiency                           $ 1,050         $   834

Note:In  April  2001, the Board of Directors of American  approved the guarantee by American of AMR's existing debt obligations. As of March 31, 2003, this guarantee covered approximately $636 million of unsecured debt and approximately $521 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.